

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

<u>Via E-mail</u>
Daniel Thompson
Chief Executive Officer
Cardiff International, Inc.
2747 Paradise Road Unit 1103
Las Vegas, NV 89109

> **Re:** **Cardiff International, Inc.**
> **Revised Information Statement on Schedule 14C**
> **Filed August 2, 2013**
> **File No. 000-49709**

Dear Mr. Thompson:

We have reviewed your response letter submitted on August 29, 2013. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated August 13, 2013.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We are unable to concur with your assertion that the exemption afforded by Rule 14a-2(b)(2) applies to your revised Information Statement of August 2, 2013. We specifically note your statements on page 3, that the Company is approving the proposal through a stockholder written consent, and more generally that your Board elected to pursue this alternative as a cost-savings measure. By its terms, Rule 14a-2(b)(2) applies to solicitations "made otherwise than on behalf of the registrant." As you have indicated in your filing, "Cardiff International…is sending you this Information Statement." Further, as noted on the facing page, the Information Statement was filed by the registrant. As such, the exemption does not apply to your filing. Please file a proxy statement on Schedule 14A or advise.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel